

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2021

Rathna Girish Mathrubootham
Chief Executive Officer
Freshworks Inc.
2950 S. Delaware Street, Suite 201
San Mateo, CA 94403

  Re: Freshworks Inc.
    Amendment No. 1 to Draft Registration Statement on Form S-1
    Submitted June 25, 2021
    CIK No. 0001544522

Dear Mr. Mathrubootham:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated June 10, 2021.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. We note from your response to prior comment 12, that 12,332 customers who each contributed more than $5,000 in ARR for the first quarter of fiscal 2021 represented approximately 83% of your total ARR. You also state in response to comment 11 that customers of a smaller size do not meaningfully contribute to your financial success. To add context to the 50,000 customers that you disclose throughout the filing, please revise your prospectus summary to also disclose the number of customers with over $5,000 in ARR along with their contribution to total ARR for each period presented.

Summary Consolidated Financial Data, page 11

2.   We note your pro forma earnings per share measure added in response to prior comment 2. Please revise to also include the number of RSU shares that will vest as a result of your offering, as well as the related compensation expense, as previously requested.

Risk Factors, page 15

3.   Please include a risk factor relating to the requirements of the Investment Company Act of 1940, including a discussion regarding the possibility that you could be required to register under the Act and the possible risks to shareholders if you were deemed an investment company.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance, page 64

4.   We note your response to prior comment 8. Please revise this section to provide the actual number of customers as previously requested rather than providing a general statement that, for example, you have "over 48,000 customers."   Provide this information within this section for each reported period so a reader may understand how trends in these numbers relate to your performance in the reported periods. Also, as previously requested, disclose the actual number of customers for each of your products. To provide appropriate context, revise to disclose the reasons why prior or interim period customer counts are not included for each of your products.

5.   You state in your response to prior comment 8 that approximately 7% of your customers are customers for more than one product and are therefore counted as a customer for each of your three main product lines. Tell us the number of customers that were counted more than once in your total customer count. To the extent this amount is material to your total customer count, please explain further why you believe highlighting a customer count over 50,000 is appropriate. Lastly, where you first present your customer count, ensure that this measure is appropriately defined. In this regard, it is unclear from the disclosures on page 109 that customers can be counted more than once if they purchase multiple products.

Key business metrics, page 72

6.   We note your response to prior comment 11. We further note a number of announcements and public statements on your website regarding the company reaching certain ARR milestones when discussing operating performance. For example, you disclosed on February 21, 2021 that you surpassed $300 million in ARR and experienced 40% year over year ARR growth. You also announced on May 5, 2020 that you reached $200 million ARR and the time frame over which you doubled that from $100 million ARR. This was again highlighted in your August 6, 2020 press release discussing your performance for the first half of fiscal year 2020. Thus, it appears that you consider this

information material to evaluating your performance. As such, please revise your filing to include a quantified discussion of this metric for each period presented. Refer to SEC Release Nos. 33-10751 and 33-8350.

7.   We note your response to our prior comment 12. While a net dollar retention rate for customers on monthly contracts of 100% or more may support the inclusion of your monthly contracts in your annualized revenue based metrics, these contracts nevertheless have no contractual annual recurring revenue associated with them. Thus, this appears to be a known limitation associated with your metric. Please revise to disclose this and any other known limitations. Also, revise to disclose the percentage of ARR from monthly contracts for each period presented and explain that the net dollar retention rate for such contracts has historically been lower than the total amounts presented. To the extent you believe that the net dollar retention metric provides relevant context to this limitation, revise to provide the net dollar retention rate for your monthly contracts as included in your response to prior comment 10.

Index to Consolidated Financial Statements, page F-1

8.   Please update the index to indicate that your financial statements also include the unaudited quarterly period ended March 31, 2021.

Note 12. Common Stock and Stock Based Compensation, page F-33

9.   Please refer to prior comment 14. As previously requested, please revise to separately disclose the number of performance-based RSUs and related unrecognized compensation expense that will vest upon this offering.

Note 17. Subsequent Events (unaudited), page F-41

10.   We note that the 174,713 RSUs granted in April 2021, and the related unrecognized compensation expense, are included in the total RSU grants for both your audited and unaudited subsequent events disclosures. Please revise to clarify.

11.   We note that in April of 2021, you became aware that a malicious third party gained unauthorized access to your third party vendor, Codecov that affected hundreds of Codecov's customers, including you. We further note that you disclose a variety of impacts and actions taken as a result of the incident, including engaging a third-party forensics firm to assist in your investigation, response, and impact mitigation. Please tell us how you evaluated and assessed any contingent liabilities associated with the Codecov incident. Refer to ASC 450-20-55-14. Also, explain your consideration of disclosing the Codecov incident as a subsequent event pursuant to ASC 855-10-50.

General

12.   Please provide us with a detailed analysis of the exemption (if any) under the Investment Company Act of 1940 that your subsidiaries intend to rely on and how their investment strategies will support that exemption.

13.   You state in your response to prior comment 17 that you are not an investment company by virtue of Section 3(b)(1) of the Investment Company Act of 1940. You also state that "while it does not currently appear to be eligible for Rule 3a-1 or Rule 3a-8 under the ICA, it is possible it could be based on its June 30, 2021." Please provide a detailed analysis supporting your reliance on such Section and Rules. In your response, provide us with sufficient detail to assess your analysis.

14.   Your response also indicates that the company "intends to divest a portion of the investment securities held by it to reduce the percentage of investment securities to total assets (less Government securities and cash items) to less than 40% of its total assets determined on an unconsolidated basis," and "that as a result of such divestiture, the relevant percentage of investment securities will be less than 40% of total assets as of June 30, 2021." Please confirm whether you have divested such investment securities (including the divestiture amount) or indicate whether you have set an alternative date for when you will no longer be an investment company as defined under the Investment Company Act of 1940.

15.   Please revise the graphics at the forefront of the registration statement to disclose your GAAP cash flow more prominently than your measure of free cash flow. Also, provide footnote disclosure referring a reader to your non-GAAP reconciliation. Refer to Question 102.10 of the Non-GAAP C&DIs and Question 101.02 of the Securities Act Forms C&DIs.

        You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Technology

cc: Sepideh Mousakhani